Exhibit 99.2

IFM INVESTMENTS LIMITED
 (Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING 2013
to Be Held on November 25, 2013
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of IFM Investments Limited (the “Company”) will be held at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China at 9:00 a.m. on November 25, 2013 (Beijing time), and at any adjourned or postponed meeting thereof, for the following purposes:

1.                                      To receive and consider the audited financial statements and reports of the directors and auditors for the year ended December 31, 2012.

2.                                      To re-elect the following directors, each of whom retires by rotation pursuant to the Company’s Articles of Association:

a.                                      Donald Zhang

b.                                      Bo Ren (Dick) Kwan

c.                                       Liang Pei

3.                                      To transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on October 25, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice.  Only holders of record of the Company’s Class A ordinary shares of par value US$0.001 each (“Class A Ordinary Shares”) at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of Class A Ordinary Shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.century21cn.com, or by contacting IFM Investments Limited 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, 100004, People’s Republic of China, telephone: +86-10-65617788, Fax: +86-10-65613321, email: ir@century21cn.com.

Beijing, October 25, 2013